

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2020

Jack Hightower
Chairman and Chief Executive Officer
HighPeak Energy, Inc.
421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

Re: HighPeak Energy, Inc.
      Amendment No. 4 to Registration Statement on Form S-4
      Amendment No. 1 to Registration Statement on Form S-1
      Filed July 27, 2020
      File No. 333-235313

Dear Mr. Hightower:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

Prospectus Cover Page, page 1

1.   At an appropriate place in your filing, please revise to clearly provide the disclosure required by Item 501 of Regulation S-K with respect to the securities being offered by the selling shareholders.

Pro Forma Adjustment (j), page 80

2.   We note that pro forma adjustment j relates to the issuance of 2 million shares of HighPeak Energy common stock (and a corresponding number of warrants and CVRs) of Forward Purchase Investment for $20 million in proceeds. You disclose on pages vii and 14 that you have not yet obtained the anticipated financing and negotiations continue.

Unless you secure investor commitments to purchase an incremental 2 million shares of HighPeak Energy common stock prior to requesting an effective date for your registration statement, remove the adjustments from your pro forma presentation and revise all related disclosures throughout your filing accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X.

Background of the Business Combination
New Business Combination Transaction, page 121

3.   We note the disclosure that following the July 24, 2020 meeting between the Pure Special Committee and representatives of Hunton Andrews Kurth, the members of the Pure Special Committee unanimously approved, and unanimously recommended approval to the Pure Board, of the entry into the Third Amendment to the Business Combination Agreement, and the transactions related thereto. We further note that the Third Amendment to Business Combination Agreement dated July 24, 2020 amended the agreement to provide, among other things, for the issuance of one warrant to purchase HighPeak Energy common stock for each one whole share of HighPeak Energy common stock issued to holders of Pure's Class A Common Stock as merger consideration. Please expand your disclosure to discuss the materials terms discussed at the July 24, 2020 meeting to include the reasons for issuing these warrants as merger consideration.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or John Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Taylor Landry, Esq.